EXHIBIT I-1

Securities and Exchange Commission

(Release No. 35-             )

Filing under the Public Utility Holding Company Act of 1935
_____________________, 1999

NSTAR  (70-         )

         NSTAR (the "Company"), 800 Boylston Street, Boston, Massachusetts 02199, a Massachusetts business trust not currently subject to the Act, has filed an application-declaration on Form U-1 under Sections 9(a)(2), 10 and 3(a)(1) of the Act.

         Pursuant to the terms of the Amended and Restated Agreement and Plan of Merger dated as of December 5 and amended and restated as of May 4, 1999 (the "Merger Agreement") among the Company, BEC Energy, a Massachusetts business trust ("BEC Energy"), Commonwealth Energy System, a Massachusetts business trust ("COM/Energy"), BEC Acquisition LLC, a Massachusetts limited liability company ("BEC Energy Merger Sub"), and CES Acquisition LLC, a Massachusetts limited liability company ("COM/Energy Merger Sub"), the Company proposes to acquire all of the outstanding common shares of BEC Energy, a Massachusetts public-utility holding company exempt from registration under section 3(a)(1) of the Act pursuant to an order of the Commission, and COM/Energy, a Massachusetts public-utility holding company exempt from registration under section 3(a)(2) of the Act.

         BEC Energy currently has two electric utility subsidiaries, Boston Edison Company ("Boston Edison") and Harbor Electric Energy Company ("Harbor Electric"), both of which are organized and operate as public utilities exclusively in the Commonwealth of Massachusetts. COM/Energy currently has four electric utility subsidiaries, Cambridge Electric Light Company ("Cambridge Electric"), Commonwealth Electric Company ("Commonwealth Electric"), Canal Electric Company ("Canal Electric"), and Medical Area Total Energy Plant, Inc. ("MATEP"), and one gas utility subsidiary, Commonwealth Gas Company ("Commonwealth Gas"), all of which are organized and operate as public utilities exclusively in the Commonwealth of Massachusetts. BEC Energy Merger Sub and COM/Energy Merger Sub are both wholly-owned subsidiaries of the Company.

         The transaction would be effected through the mergers (the "Mergers") of BEC Energy Merger Sub with and into BEC Energy (the "BEC Energy Merger") and of COM/Energy Merger Sub with and into COM/Energy (the "COM/Energy Merger"). As a result of the Mergers, the Company would be a public-utility holding company as defined in section 2(a)(7) of the Act with seven public utility subsidiaries (Boston Edison, Harbor Electric, Cambridge Electric, Commonwealth Electric, Canal Electric, MATEP, and Commonwealth Gas). The Company has also requested an order of exemption under section 3(a)(1) from all provisions of the Act other than section 9(a)(2).

         BEC Energy was organized in 1998 as a public utility holding company. BEC Energy owns all of the outstanding common stock of Boston Edison, which is engaged in the generation, purchase, transmission, distribution and sale of electric energy in Massachusetts. Boston Edison's electric service territory covers about 590 square miles within 30 miles of Boston, encompassing the City of Boston and 39 surrounding cities and towns. BEC Energy also owns all of the outstanding common stock of Harbor Electric, which is engaged in the delivery of electric energy from Boston Edison to the Massachusetts Water Resources Authority (the "MWRA"), a large retail customer. Although Harbor Electric owns a small distribution system, that system is used exclusively for distribution to the MWRA. In addition, Harbor Electric owns no generation and does not engage in wholesale sales or purchases. For the year ended December 31, 1998, BEC Energy's operating revenues on a consolidated basis were approximately $1.623 billion, all of which was derived from Boston Edison's and Harbor Electric's electric operations. Consolidated assets of BEC Energy and its subsidiaries at December 31, 1998 were approximately $3.214 billion, of which approximately $2.27 billion consists of identifiable utility property, plant and equipment. As of December 31, 1998, there were 47,184,073 common shares of BEC Energy outstanding.

         COM/Energy was formed in 1926 as a public utility holding company. COM/Energy owns all of the outstanding stock of Commonwealth Electric, Cambridge Electric, Canal Electric, and Commonwealth Gas and, through a wholly-owned subsidiary, owns all of the outstanding stock of MATEP. Commonwealth Electric is engaged in the purchase, transmission, distribution and resale of power and energy in Massachusetts. Commonwealth Electric's electric service territory covers about 1,100 square miles in 40 communities located in southeastern Massachusetts, including Cape Cod and Martha's Vineyard. Cambridge Electric is engaged in the purchase, transmission, distribution and resale of power and energy in Massachusetts. Cambridge Electric's electric service territory covers about 7 square miles in Cambridge, Massachusetts. Canal Electric is engaged in the purchase and sale of electricity at wholesale. Canal Electric holds no franchise-like authority and does not own, operate or control any transmission or distribution. Canal Electric sells electric energy at wholesale to its affiliates Cambridge Electric and Commonwealth Electric, but has no retail customers.. MATEP owns and operates a 62 MW steam, chilled water and electric generating facility located in the Longwood Medical area of Boston, Massachusetts. MATEP sells the output of this facility to a wholly-owned subsidiary, which resells such steam, chilled water and electricity to several Harvard University-affiliated teaching hospitals, which are adjacent to the facility within the city of Boston, under long-term contract. Commonwealth Gas is a local gas distribution company operating in Massachusetts. Commonwealth Gas' service area is approximately 1,067 square miles and it provides local gas distribution service to approximately 239,000 customers in the Cities of Cambridge and Somerville in Middlesex County, a small portion of the City of Boston in Suffolk County and in various other eastern and southeastern Massachusetts municipalities in Bristol, Middlesex, Norfolk, Plymouth and Worcester Counties. For the year ended December 31, 1998, COM/Energy's operating revenues on a consolidated basis were approximately $980 million, of which approximately $627 million was derived from Commonwealth Electric's, Cambridge Electric's, Canal Electric's and MATEP'S electric operations, and approximately $289 million was derived from Commonwealth Gas' gas operations. Consolidated assets of COM/Energy and its subsidiaries at December 31, 1998 were approximately $1.763 billion, of which approximately

$673 million consists of identifiable electric utility property, plant and equipment, and $271 million consists of identifiable gas utility property, plant and equipment. As of December 31, 1998, there were 21,540,550 common shares of COM/Energy outstanding.

         The Company was formed under the laws of Massachusetts for purposes of facilitating the Mergers. At present, all of the common shares of the Company are held by BEC Energy and COM/Energy.

         Upon consummation of the Mergers: (1) each issued and outstanding common share of BEC Energy (other than shares held by BEC Energy, COM/Energy, the Company or their subsidiaries, which shall be canceled) that was issued and outstanding immediately prior to such merger shall be converted into the right to receive either $44.10 in cash or one common share of the Company; (2) each issued and outstanding common share of COM/Energy (other than shares held by BEC Energy, COM/Energy, the Company or their subsidiaries, which shall be canceled) that was issued and outstanding immediately prior to such merger shall be converted into the right to receive either $44.10 in cash or 1.05 common shares of the Company; (3) each 1% membership interest in BEC Energy Merger Sub outstanding immediately prior to such merger shall be converted into one hundred common shares of BEC Energy; (4) each 1% membership interest in COM/Energy Merger Sub outstanding immediately prior to such merger shall be converted into one hundred common shares of COM/Energy; and (5) each common share of the Company held by BEC Energy or by COM/Energy shall be canceled.

         As a result of the Mergers, each BEC Energy common share and each COM/Energy common share (other than shares held by BEC Energy, COM/Energy, the Company or their subsidiaries and affiliates, which will be canceled) will effectively be converted into the right to receive cash or common shares of the Company. Subject to certain restrictions on the amounts of cash and share consideration to be issued, described below, BEC Energy and COM/Energy shareholders will be able to elect the type of consideration they will receive from the Company in the Mergers. The total cash consideration to be paid in connection with the Mergers will be $300 million, with $200 million to be paid to shareholders of BEC Energy pursuant to the BEC Energy Merger, and $100 million to be paid to shareholders of COM/Energy pursuant to the COM/Energy Merger. Because the amount of cash consideration is fixed, it is possible that some shareholders electing to receive cash in the BEC Energy Merger or the COM/Energy Merger, as the case may be, may receive shares of the Company in lieu of some or all of the cash that they elected to receive and, conversely, shareholders electing to receive shares of the Company may receive cash in lieu of some or all of the shares of the Company that they elected to receive. In the event that shareholders of COM/Energy or of BEC Energy make cash elections exceeding the cash consideration initially allocated to such shareholders (i.e., $200 million, in the case of shareholders of BEC Energy, and $100 million in the case of shareholders of COM/Energy), and the shareholders of the other company make cash elections for less than all of the cash consideration initially allocated to such shareholders, some or all of the cash initially allocated to the shareholder group that under-elected cash consideration may be allocated to the over-electing shareholder group.

         The Company states that the Mergers are expected to be tax-free to BEC Energy and COM/Energy shareholders, to the extent that they receive common shares of the Company. It is expected that, following the consummation of the Mergers, the shareholders of BEC Energy and COM/Energy would own securities representing approximately 62% and 38%, respectively, of the outstanding voting power of the Company.

     The Mergers are subject to customary closing conditions, including the receipt of the requisite approvals of the shareholders of BEC Energy and COM/Energy. The BEC Energy shareholders meeting with respect to the Mergers is expected to be held on June 25, 1999, and the COM/Energy shareholders meeting with respect to the Mergers is expected to be held on June 24, 1999. Consummation of the Mergers is also subject to receipt of certain rulings and opinions relating to federal income tax issues and the expiration of the review period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976. The Mergers require the approval of the Federal Energy Regulatory Commission (the "FERC") and the Nuclear Regulatory Commission. The Mergers do not require the approval of the Massachusetts Department of Telecommunication and Energy (the "MDTE"), which regulates electric and gas utilities in Massachusetts; as a condition to the Mergers, however, the utility subsidiaries of BEC Energy and COM/Energy must file and must obtain the approval of rate plans from the MDTE. Assuming that the MDTE approves the rate plans, following the consummation of the Mergers the utility operations of the Company's utility subsidiaries will remain subject to regulation by the MDTE.

         The Company states that following the Mergers, it will be entitled to an exemption from all provisions of the Act except section 9(a)(2) because it and each of its public utility subsidiaries from which it derives a material part of its income will be predominantly intrastate in character and will carry on their utility businesses substantially within the Commonwealth of Massachusetts.

         For the Commission, by the Division of Investment Management, pursuant to delegated authority.